Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – June 16, 2016

Tanzanian Royalty Exploration Corporation Report - Notification of Testing of the completed Buckreef Gravity Recovery Circuit for restart of production

TORONTO, ONTARIO--(Marketwired June 16, 2016) –Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is providing the following report with respect to the Carbon in Leach (CIL) Gold Recovery Plant Installation at Buckreef.

During its period of force majeure, the Company was unable to perform many functions.  Although we were unable to mine and process our gold bearing material, we were not at a complete standstill.  We were able to perform the functions which could be safely undertaken and protected by our security services.  During the time out, we began installation of the gravity recovery component of the future CIL plant.  Over the course of this week we will begin testing the gravity circuit by processing three different ore types; sulphide, transition and oxide. This testing is to insure that the crushers are set up to effectively process the ore types to the required size and to identify any issues that might need correction or recalibration.  Once the material has passed the crushers it will then report to the scrubber where it will be turned into a slurry prior to actual gold recoveries using a simple concentrator and shaking table.  This will serve to establish a benchmark of free recoverable gold.  Samples of each gold bearing material type will be taken and submitted to Mintech Lab in Mwanza to establish the grade of the material tested.  As we are able to resume our processing functions now, we will be able to proceed with the new CIL plant without any significant delay as we make the conversion from our former Carbon in Column (CIC) plant to the new plant.

As we complete our testing phase of the gravity recovery component, all indications are that we will have the potential to begin generating steady cash flow. Currently, our plan is to implement the second phase of the CIL expansion from treasury.  With the completion of the entire gravity/CIL plant we anticipate experiencing significantly faster production with substantially improved overall rates of recovery.  The shorter processing time will be very advantageous and very importantly, the plant will be an environmentally safer and a more responsible solution in our gold processing.

There are photos of the new plant available on the Company homepage at:  www.tanzanianroyalty.com

It is my pleasure to provide operational updates as we move forward.

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Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to complete the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.